                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939

                      Sunshine Mining and Refining Company
                         Sunshine Precious Metals, Inc.
                               (Name of applicant)

                          877 W. Main Street, Suite 600
                               Boise, Idaho 83702
                    (Address of principal executive offices)

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

                   Title of Class                                   Amount
                   --------------                                   ------
         8% Senior Exchangeable Notes due 2001                   $25,975,000

                           ---------------------------

Approximate date of proposed public offering: As soon as practicable following the qualification of the indenture covered hereby under the Trust Indenture Act of 1939, as amended.

                     Name and address of agent for service:

                     John S. Simko, Chief Executive Officer
                          877 W. Main Street, Suite 600
                               Boise, Idaho 83702



         The obligors hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

                                     GENERAL


1.       General information.

         (a) Form of organization. Both Sunshine Mining and Refining Company ("SSC") and Sunshine Precious Metals, Inc. ("Company" and, together with SSC, the ("Applicants")) are corporations.

         (b) State or other sovereign power under the laws of which organized. SSC is organized under the laws of the State of Delaware. The Company is organized under the laws of the State of Delaware.

2.       Securities Act exemption applicable.

         The Applicants are relying upon the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities Act"), in claiming that registration of the securities to be issued in connection with the recapitalization of SSC (the "Recapitalization"), as described below, is not required under the Securities Act. The Recapitalization contemplates, among other things, (i) certain amendments to the Terms and Conditions (the "Terms Amendment") of the 8% Senior Exchangeable Notes due 2000 of the Company and guaranteed by SSC (the "Notes") as provided in an Extraordinary Resolution proposed to be adopted by the holders of the Notes (the "Noteholders") and (ii) certain amendments to that certain Trust Deed, dated March 21, 1996 (as amended and supplemented, the "Trust Deed"), among SSC, the Company, and HSBC Bank USA (formerly Marine Midland Bank) (the "Trustee"), as trustee for the holders of the Notes, pursuant to the provisions of that certain First Supplement to the Trust Deed (the "First Supplement"). Because the Recapitalization is being conducted by SSC with respect to its existing security holders exclusively, the transaction is exempt from registration pursuant to Section 3(a)(9) of the Securities Act.

         There have not been, and there will not be, any sales of the Notes made by the Applicants or by or through an underwriter at or about the same time as the Recapitalization. No consideration has been or is to be given, directly or indirectly, to any person in connection with the transaction, except for customary payments to be made in respect of preparation, printing and mailing of the notice with respect to the meeting of the Noteholders with respect to the approval of the Extraordinary Resolution and related documents. In addition, the Applicants will pay remuneration to their financial, legal, and accounting counsel for the provision of advisory, legal, and accountancy services, respectively.


                                  AFFILIATIONS

3.       Affiliates.

         (a)      The following are wholly-owned subsidiaries of SSC:

                  (i)      Sunshine Precious Metals, Inc.;

                  (ii)     Sunshine International Exploration Company;

                  (iii)    Woods Research & Development Corp.;

                  (iv)     Sunshine Management, Inc.;

                  (v)      Sunshine Argentina, Inc.;



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                  (vi)     Sunshine Argentina Gold, Inc.;

                  (vii)    Minera Sunshine de Mexico, SA DECV;

                  (viiii)  Sunshine Peru, Inc.; and

                  (ix)     Sunshine Exploration, Inc.

         (b)      The following are subsidiaries of the Company:

                  (i)      Sunshine Gold Corporation; and

                  (ii)     Chester Mining Company.

         (c) See Item 4 for "Directors and Officers" of the Applicants, some of whom may be deemed to be affiliates of the Applicants by virtue of their positions.


                             MANAGEMENT AND CONTROL

4.       Directors and executive officers.


     Name                                   Address                                     Position
     ----                                   -------                                     --------
G. Chris Anderson              c/o Sunshine Mining and Refining Company            Director of Sunshine
                               877 W. Main Street, Suite 600
                               Boise, Idaho 83702

V. Dale Babbitt                c/o Sunshine Mining and Refining Company            Director of SSC
                               877 W. Main Street, Suite 600
                               Boise, Idaho 83702

George M. Elvin                c/o Sunshine Mining and Refining Company            Director of SSC
                               877 W. Main Street, Suite 600
                               Boise, Idaho 83702

Daniel D. Jackson              c/o Sunshine Mining and Refining Company            Director of SSC
                               877 W. Main Street, Suite 600
                               Boise, Idaho 83702

Oren G. Shaffer                c/o Sunshine Mining and Refining Company            Director of SSC
                               877 W. Main Street, Suite 600
                               Boise, Idaho 83702



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


John S. Simko                  c/o Sunshine Mining and Refining Company            Director, Chairman of the Board and Chief
                               877 W. Main Street, Suite 600                       Executive Officer of SSC; President of the
                               Boise, Idaho 83702                                  Company and Member of the Board

Robert B. Smith, Jr.           c/o Sunshine Mining and Refining Company            Director of SSC
                               877 W. Main Street, Suite 600
                               Boise, Idaho 83702

William W. Davis               c/o Sunshine Mining and Refining Company            Executive Vice President and Chief Financial
                               877 W. Main Street, Suite 600                       Officer of SSC; Executive Vice President of the
                               Boise, Idaho 83702                                  Company and Board Member

Harry F. Cougher               c/o Sunshine Mining and Refining Company            Senior Vice President and Chief Operating
                               877 W. Main Street, Suite 600                       Officer-Mining of SSC; Senior Vice President of
                               Boise, Idaho 83702                                  the Company


5.       Principal owners of voting securities.

         As of March 27, 2000, and upon consummation of Recapitalization the following persons will own (10%) or more of SSC's voting securities:

Elliott Associates, L.P.       Common Stock          5,919,380 shares        11.75% of shares
Westgate International, L.P.  Common Stock          3,117,254 shares         6.2% of shares

Elliott Associates, L.P. and Westgate International, L.P. constitute a "group" as defined in Rule 13-d(b)(1) with respect to their beneficial ownership of Common Stock.

To the knowledge of the Applicants, no other person beneficially owns ten percent (10%) or more of any class of SSC's voting securities at the time of the filing of this Application, and, upon consummation of the Recapitalization, no person will beneficially own ten percent (10%) or more of any class of SSC's voting securities. SSC owns all of the outstanding voting securities of the Company and will continue to own all of such voting securities upon consummation of the Recapitalization.


                                  UNDERWRITERS

6.       Underwriters.

         (a) The name and complete mailing address of each person who, within three years prior to the date of the filing this application, acted as an underwriter of any securities of the Applicants which are outstanding on the date of filing this application and the title of each class of the securities underwritten follows:



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



         Class of Securities       Underwriter         Complete Mailing Address
         -------------------       -----------         ------------------------
         NONE                      NONE                NONE



                               CAPITAL SECURITIES

7.       Capitalization.

         (a)      Authorized Classes of Securities.

                              As of March 14, 2000


      Title of Class                     Amount Authorized       Amount Outstanding
      --------------                     -----------------       ------------------
SSC (1):

  Common Stock, par value                     75,000,000               40,478,320
  $0.01 per share (2)

  10% Senior Convertible Notes               $15,000,000              $13,620,795
  due November 24, 2002

  9% Convertible Subordinated                $74,750,000               $1,515,000
  Debentures due July 15, 2008

  5% Convertible Notes due                   $ 6,000,000                 $299,440
  January 28, 2001

  Preferred Stock:                            20,000,000                     None

  Company:

  Common Stock, par value $.01                      1000                     1000
  per share

  8% Senior Exchangeable                     $30,000,000              $25,975,000
  Notes due 2000

(1)      SSC is a guarantor of the Company's 8% Senior Exchangeable Notes due
         2001.



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(2)      Warrants outstanding as of March 14, 2000. 907,181 shares of Common
         Stock at an exercise price of $11.04 per share, expires May 22, 2001; 104,348 shares of Common Stock at an exercise price of $23.00 per share, expires March 20, 2001; and, 156,522 shares of Common Stock at an exercise price of $3.75 per share, expires March 20, 2001.

         (b)      Voting Rights.

                  (i) The holders of SSC's common stock are entitled to one vote per share for the election of directors and in all other matters submitted to a vote of stockholders. Holders of SSC's common stock are not entitled to cumulate their votes for the election of directors. Holders of SSC's common stock are not entitled to preemptive rights. In order to approve any business combination, including any merger or consolidation or the sale, lease, exchange or other disposition of all or substantially all of our assets, including a disposition in connection with a dissolution or winding up or liquidation, Article Five of SSC's Certificate of Incorporation requires the affirmative vote or consent of the holders of:
                           (i) a majority of the shares entitled to vote on the business combination, and (ii) a majority of any series or class of preferred stock entitled to vote as a class on the business combination. Article Five may not be amended or repealed without the prior affirmative vote or consent of the holders of: (i) 66 2/3% of all shares of stock entitled to vote on the amendment or repeal, and (ii) 66 2/3% of any series or class of preferred stock, if the Board of Directors gives such series or class of preferred stock such right to vote as a class. These provisions may have the effect of delaying, deterring or preventing a change of control of our corporation.

                  (ii) Holders of the Company's common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of shareholders.


                              INDENTURE SECURITIES

8.       Analysis of Indenture provisions.

         Defined terms used in this Item 8 that are not otherwise defined in this application shall have the meanings given to such terms in the Trust Deed.

         (A)      Events of Default; Withholding of Notice.

         The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in principal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall, give notice to the Company that the Notes are, and they shall accordingly thereby forthwith become, immediately due and repayable at their principal amount together with accrued interest (as provided in the Trust Deed) if any of the following events (each an "Event of Default") shall have occurred (unless
(i)



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such events (including, without limitation, the Merger) are expressly permitted or contemplated by the Trust Deed or (ii) such Event of Default has been remedied to the satisfaction of the Trustee):

         (1) if default is made for a period of 5 Business Days or more in the payment of any principal or interest due in respect of the Notes or any of them; or

         (2) if the Company or SSC fails to perform or observe any of its other obligations, covenants, conditions or provisions under the Notes or the Trust Deed and (except where the Trustee shall have certified to the Company in writing that it considers such failure to be incapable of remedy in which case no such notice or continuation as is hereinafter mentioned will be required) such failure continues for the period of 30 calendar days (or such longer period as the Trustee may in its absolute discretion permit) next following the service by the Trustee on the Company or SSC, as the case may be, of notice requiring the same to be remedied; or

         (3) if (i) any other Indebtedness of the Company, SSC or any Principal Subsidiary becomes due and repayable prior to its stated maturity by reason of an event of default (howsoever described) or (ii) any such Indebtedness is not paid when due or, as the case may be, within any applicable grace period (as originally provided) or (iii) the Company, SSC or any Principal Subsidiary fails to pay when due (or, as the case may be, within any originally applicable grace period) any amount payable by it under any present or future guarantee for, or indemnity in respect of, any Indebtedness of any Person or any guarantee or indemnity of Indebtedness of any Person or any guarantee or indemnity of Indebtedness of any Person becomes enforceable by reason of default in relation thereto and steps are taken to enforce such security save in any such case where there is a bona fide dispute as to whether the relevant Indebtedness or any such Indebtedness exceeds in the aggregate $1,000,000 and in each such case such event continues unremedied for a period of 30 calendar days (or such longer period as the Trustee may in its sole discretion consent to in writing upon receipt of written notice from the Company or SSC); or

         (4) if the Company, SSC or any Principal Subsidiary shall fail to pay its debts as such debts become due (except debts which the Company, SSC or such Principal Subsidiary, as the case may be) may contest in good faith generally or shall be declared or adjudicated by a competent court to be insolvent or bankrupt, consents to the entry of an order of relief against it in an involuntary bankruptcy case, shall enter into any assignment or other similar arrangement for the benefit of its creditors or consents to the appointment of a custodian (including without limitation, a receiver, liquidator or trustee); or

         (5) if a receiver, administrative receiver, administrator or other similar official shall be appointed in relation to the Company, SSC or any Principal Subsidiary or in relation to the whole or a substantial part of the undertaking or assets of any of them or a distress, execution or other process shall be levied or enforced upon or sued out against, or an encumbrancer shall take possession of, the whole or a substantial part of the assets of any of them and in any of the foregoing cases it or he shall not be paid out or discharged within 90 calendar days (or such longer period as the Trustee may in its absolute discretion consent to in writing upon receipt of written notice form The Company or SSC); or

         (6) if The Company, SSC or any Principal Subsidiary institutes proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition



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or answer or consent seeking organization under the laws of the U.S. Federal
Bankruptcy Code or any similar applicable U.S. Federal or State law, or shall consent to the filing of any such petition, or shall consent to the appointment of a receiver or liquidator or trustee or assignee (or other similar official) in bankruptcy or insolvency of it or its property, or shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they come due; or

         (7) if a decree or order by a court having jurisdiction in the premises shall have been entered adjudging The Company a bankrupt or insolvent, or approving as properly filed a petition seeking the reorganization of The Company under the U.S. Federal Bankruptcy Code or any other similar applicable U.S. Federal or State law, and such decree or order shall have continued undischarged or unstated for a period of 90 calendar days; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver or liquidator or trustee or assignee (or other similar official) in bankruptcy or insolvency of The Company or of all or substantially all of its property, or for the winding up or liquidation of its affairs, shall have entered, and such decree or order shall have continued undischarged and unstayed for a period of 90 calendar days; or

         (8) if a warranty, representation or other statement made by or on behalf of The Company or SSC contained in the Trust Deed, the Notes or any certificate or other agreement furnished in compliance with such documents is false in any material respect when made; or

         (9) if SSC or its successor as permitted by Condition 3(C) of the Trust Deed ceases to own all of the issued and outstanding shares of The Company or shall at any time pledge, transfer, exchange or otherwise dispose of such shares; or

         (10) if there is any final judgment or judgments for the payment of money exceeding in the aggregate $1,000,000 outstanding against The Company, SSC or any Principal Subsidiary which has been outstanding for more than sixty (60) calendar days from the date of its entry and shall not have otherwise been discharged in full or stayed by appeal, bond or otherwise.

         The Trustee may agree, without the consent of the Noteholders or Couponholders to any modification (subject to certain exceptions) of, or to the waiver or authorization of any breach or proposed breach of, any of the Conditions or any of the provisions of the Trust Deed which is not, in the opinion of the Trustee, materially prejudicial to the interests of the Noteholders or Couponholders or to any modification which is of a formal, minor or technical nature or to correct a manifest error.

         If it is proved that, as regards any specified Note or Coupon, The Company has made default in paying any sum due to the relevant Noteholder or Couponholder, such proof will (unless the contrary be proved) be sufficient evidence that the same default has been made as regards all other Notes or (as the case may be) Coupons which are then payable.

         The Trustee may at any time, at its discretion and with prior written notice to The Company and SSC, take such proceedings against The Company or SSC as it may think fit to enforce the provisions of the Trust Deed, the Notes and the Coupons or the Guarantee but it shall not be bound to take any proceedings or any



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other action in relation to the Trust Deed, the Notes or the Coupons or the
Guarantee unless (a) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter in principal amount of the Notes then outstanding, and (b) it shall have been indemnified to its satisfaction. No Noteholder or Couponholder shall be entitled to proceed directly against The Company unless the Trustee, having become bound so to proceed, fails to do so within a reasonable period and such failure shall be continuing.

         Notices to holders of Registered Notes will be mailed to them at the respective addresses in the Register and deemed to have been given on the fourth Business Day after the date of mailing, provided that, if at any time by reason of suspension or curtailment (or except suspension or curtailment) of postal services within the U.S. or elsewhere The Company is unable effectively to give notice to holders of Registered Notes through the post, notices to holders of Registered Notes will be valid if given in the same manner as other notices as set forth below.

         Notices to all the Noteholders will be valid if published in a leading English language daily newspaper published in London or such other English language daily newspaper with general circulation in Europe as the Trustee may approve (which is expected to be the Financial Times) and, so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that Exchange require, in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxembourg Wort). Any notice shall be deemed to have been given on the date of publication or, if so published more than once, on the date of the first publication. If publication as provided above is not practicable, notice will be given in such other manner, and shall be deemed to have been given on such date, as the Trustee may approve. Couponholders will be deemed for all purposes to have notice of the contents of any notice given to the Noteholders in accordance with the above-described condition.

         Any modification, waiver or authorization will be binding on the Noteholders and the Couponholders and, unless the Trustee agrees otherwise, any modification shall be notified by The Company to the Noteholders as soon as practicable thereafter with the above-described provisions.

         As used herein:

         (a)      "Group" means SSC and all its Subsidiaries.

         (b) "Indebtedness" of any person, means any present or future obligations, which shall include all obligations (i) which in accordance with the generally accepted accounting principles in the U.S., shall be classified upon the balance sheet of such person as liabilities, (ii) for borrowed money, (iii) which have been incurred in connection with the acquisition of any property (including without limitation, all obligations evidenced by any indenture, bond, note, commercial paper or other similar security, but excluding, in any case, obligations arising from the endorsement in the ordinary course of business of negotiable instruments for deposit or collection, (iv) obligations secured by any Lien existing on property owned, even though such person has not assumed or become liable for the payment of such obligations, (v) obligations created or arising under conditional sale or other title retention agreement with



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                  respect to property acquired by such person, notwithstanding the fact that the rights and remedies of the seller, lender or lessor under such agreement in the event of default are limited to repossession or sale of such property, (vi) for capitalized leases, (vii) all reimbursement and other payment obligations (whether contingent mature or otherwise) of such person in respect of acceptance or documentary credit. Notwithstanding the foregoing, Indebtedness shall not include
                  (i) Indebtedness incidental to the operation of the business of the Person in the ordinary course and in the aggregate not material to the business sand operations of the Person and
                  (ii) Indebtedness represented by purchase, rental or lease obligations which would cause the direct or contingent liabilities of the Person and its Subsidiaries, on a consolidated basis, in respect of all such obligations, not to exceed $1,000,000 in any period of 12 months.


         (c) a "Principal Subsidiary" at any time means a Subsidiary of The Company or SSC:

                  (A) whose gross assets represent 15 percent or more of the consolidated gross assets of the Group as calculated by reference to the then latest audited financial statements of the Group; or

                  (B) to which is transferred all or substantially all of the business, undertaking and assets of a Subsidiary of The Company or SSC which immediately prior to such transfer is a Principal Subsidiary, where upon the transfer Subsidiary shall immediately cease to be a Principal Subsidiary and the transferee Subsidiary shall cease to be a Principal Subsidiary under the provisions of this sub-paragraph (B) (but without prejudice to the provisions of sub-paragraph (A) above), upon publication of its next audited financial statements;

                           all as more fully defined in the Trust Deed.

                           A report by the Auditors that in their opinion a Subsidiary of The Company or SSC is or is not or was or was not at any particular time or throughout any specified period a Principal Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties.

         (d) "Subsidiary" means any corporation of which at least a majority of the shares of stock having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is directly or indirectly owned or controlled by any one of or any combinations of The Company, SSC or one or more of the Principal Subsidiaries.

         (e) "Lien" means any mortgage, pledge, security interest, lien, charge or other encumbrance, but shall not include any of the foregoing types of encumbrances that are incidental to the conduct of the business of The



                                       10
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                  Company, SSC or any of its Subsidiaries or the ownership of property and assets of any of them, including (i) pledges or deposits made to secure obligations of The Company, SSC or any of its Subsidiaries under the workmen's compensation laws or similar legislation; (ii) liens imposed by law, such as materialmen's, mechanics', carriers', workmen's, vendors', repairmens', governmental (Federal, state or municipal) liens arising out of contracts for the purchase or lease of products of The Company, SSC or a Subsidiary, and deposits or pledges to obtain the release of any of the foregoing liens; (iii) liens created by or resulting from any litigation or legal proceedings currently being contested in good faith by appropriate proceedings; (iv) leases made or existing on property entered into in the ordinary course of business of The Company, SSC or one of its Subsidiaries; (v) landlords' liens under leases of property to which The Company, SSC or one of its Subsidiaries is a party; (vi) zoning restrictions, easements, licenses or restrictions on the use of property or minor irregularities in the title thereto; (vii) deposits in connection with bids, tenders, contracts (other than the repayment of money) to which The Company, SSC or one of its Subsidiaries is a party; (viii) deposits to secure public or statutory obligations of The Company, SSC or one of its Subsidiaries; (ix) deposits in connection with obtaining or maintaining self-insurance or to obtain the benefits of any law regulation or arrangement pertaining to unemployment insurance, old age pensions, social security or similar matters; (x) deposits or cash or obligations of the United States of America to secure surety, appeal or customs bonds to which The Company, SSC or any of its Subsidiaries is a party; and (xi) liens for tax or assessments or government charges or levies not yet due or delinquent or which can thereafter be paid without penalty, or which are being contested in good faith by appropriate proceedings.

         (B)      Authentication and Delivery; Application of Proceeds.

         The Bearer Notes will be represented initially by the Global Bearer
Note in the principal amount of $30,000,000 which will be exchangeable for definitive Bearer Notes in denominations of $1,000 and $10,000 each with Coupons attached on issue as set out in the Global Bearer Note. Pending exchange of the Global Bearer Note, its holder will, subject to its provisions, be deemed to be the holder of the definitive Bearer Notes and the Coupons for all purposes save that unless, upon due presentation of the Global Note for exchange, delivery of Bearer Notes is improperly refused or withheld and such refusal or withholding is continuing at the relevant time, the Global Bearer Note will not confer upon its holder the right to receive interest or to exercise the Exchange Rights.

         The Bearer Notes and the Coupons will be security printed in accordance with the applicable stock exchange requirements and the Bearer Notes, Coupons, Registered Notes and Global Bearer Note will be in or substantially in the respective forms set out in Schedules 1 and 2 to the Trust Deed and the Notes will be endorsed with the Conditions. The Registered Notes will be in dominations of $1,000 each and integral multiples thereof without Coupons attached. Title to the Registered Notes in definitive form shall pass upon the registration of transfers in respect thereof in accordance with the provisions of these presents and Schedule 4 of the Trust Deed.

         The Bearer Notes and the Coupons will be signed manually or in facsimile by a duly authorized officer of The Company and will be authenticated by or on behalf of the Principal Paying, Exchange and Transfer



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Agent. The Registered Notes will be signed manually or in facsimile by a duly authorized officer executed under the Common Seal of The Company and will be authenticated by the Registrar. The Company may use the facsimile signature of any person who is at the date of this Trust Deed a duly authorized officer of The Company even if at the time of issue of any Notes and/or Coupons he no longer holds such office. None of the Global Bearer Note, the Notes or the Coupons shall be valid for any purpose unless and until so authenticated (if applicable) and executed.

         All moneys received by the Trustee in respect of the Notes or amounts payable under the Trust Deed will, regardless of any appropriation of all or part of them by The Company, be held by the Trustee upon trust to apply them in accordance with the provisions of the Notes and the Trust Deed:

         first, in payment of all costs, charges, expenses and liabilities properly incurred by the Trustee (including remuneration payable to the Trustee) in carrying out its functions under the Trust Deed;

         secondly, in payment of any principal and interest and all other sums owing in respect of the Notes and the Coupons pari passu and rateably; and

         thirdly, in payment of the balance (if any) to The Company for itself.

Without prejudice to the foregoing, if the Trustee holds any moneys which represent principal or interest or other sums in respect of Notes or Coupons which have become void or in respect of which claims have become prescribed under Condition 12 of the Trust Deed, the Trustee will hold such moneys upon the above trusts.

         (C) Release and Substitution of Property Subject to the Lien of the Indenture. Not applicable.

         (D)      Satisfaction and Discharge of the Indenture.

         The Trust Deed shall cease and be of no further effect and the Trustee shall, upon the request and cost of The Company, execute proper documents acknowledging the termination, satisfaction and discharge of the Trust Deed, when none of the Notes are Outstanding.

         (E)      Evidence as to Compliance.

         The Company will, and SSC will procure that The Company will, send to the Trustee, within 14 days after its annual audited consolidated balance sheet and profit and loss account being made available to its members, and also within 14 days after any request by the Trustee of a certificate signed by two duly authorized officers of The Company on behalf of The Company to the effect that, having made all reasonable inquiries, to the best of the knowledge, information and belief of The Company as at a date (the "Certification Date") being not more than five days before the date of the certificate no Event of Default had occurred since the date of the Trust Deed or the Certification Date of the last such certificate (if any) or, if such an event had occurred, giving details of it together with a list of Subsidiaries which are Principal Subsidiaries of The Company and details of its Consolidated Net Worth as at the date of such certificate.

9.       Other obligors.

None.

Contents of application for qualification. This application for qualification comprises:

         (a)      Pages numbered 1 to 16, consecutively.

         (b) The statement of eligibility and qualification of each trustee under the Indenture to be qualified: TO BE FILED BY AMENDMENT.

         (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

                  (i) Exhibit T3A-1.1: Certificate of Incorporation, filed as Exhibit 3.1 to SSC's Registration Statement on Form S-4 (Registration No. 33-98876), which exhibit is incorporated herein by reference.

                           Exhibit T3A-1.2: Amendment to Certificate of
                           Incorporation, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated May 22, 1996 (File No. 001-100121), which exhibit is incorporated herein by reference.

                           Exhibit T3A-1.3: Amendment to Certificate of
                           Incorporation, filed as Exhibit 4.3 to the Registrant's Registration Statement on Form S-3 (Registration No. 333-86327), which exhibit is incorporated herein by reference.

                           Exhibit T3A-1.4: Articles of Incorporation of The Company.

                  (ii) Exhibit T3B-1: Bylaws, filed as Exhibit 3.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, which exhibit is incorporated herein by reference.

                           Exhibit T3B-2: Bylaws of The Company.

                  (iii) Exhibit T3C-1: Trust Deed, dated March 21, 1996, by and among The Company, SSC and Marine Midland Bank. TO BE FILED BY AMENDMENT.

                           First Supplement to the Trust Deed, dated March 27, 2000, by and among The Company, SSC and HSBC Bank USA (formerly Marine Midland Bank).

                  (iv)     Exhibit T3D: Not applicable.

                  (v) Exhibit T3E: Notice of Special Meeting of the Holders of the Outstanding Notes.

                  (vi) Exhibit T3F: Section 2.8 of the First Supplement to the Trust Deed.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Sunshine Mining and Refining Company, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Boise, and State of Idaho, on the 15th day of March, 2000.


(SEAL)


                                            SUNSHINE MINING AND REFINING COMPANY



                                            By: /s/ MICHAEL OWENS
                                               ---------------------------------
                                                 Michael Owens
                                                 Vice President

ATTEST:
       --------------------------
       --------------------------
       --------------------------

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Sunshine Precious Metals, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Boise, and State of Idaho, on the 15th day of March, 2000.

(SEAL)

                                            SUNSHINE PRECIOUS METALS, INC.


                                            By: /s/ MICHAEL OWENS
                                               ---------------------------------
                                                 Michael Owens
                                                 Vice President


ATTEST:
       --------------------------
       --------------------------
       --------------------------

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                  DESCRIPTION
-------                 -----------

(i)                     Exhibit T3A-1.1: Certificate of Incorporation, filed as
                        Exhibit 3.1 to Sunshine's Registration Statement on Form S-4 (Registration No. 33-98876), which exhibit is incorporated herein by reference.

                        Exhibit T3A-1.2: Amendment to Certificate of
                        Incorporation, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated May 22, 1996 (File No. 001-100121), which exhibit is incorporated herein by reference.

                        Exhibit T3A-1.3: Amendment to Certificate of
                        Incorporation, filed as Exhibit 4.3 to the Registrant's Registration Statement on Form S-3 (Registration No. 333-86327), which exhibit is incorporated herein by reference.

                        Exhibit T3A-1.4: Articles of Incorporation of The
                        Company.

(ii) Exhibit T3B-1: Bylaws, filed as Exhibit 3.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, which exhibit is incorporated herein by reference.

                        Exhibit T3B-2: Bylaws of The Company.

(iii) Exhibit T3C-1: Trust Deed, dated March 21, 1996, by and among The Company, Sunshine and Marine Midland Bank. TO BE FILED BY AMENDMENT.

                        First Supplement to the Trust Deed, dated March 27, 2000, by and among The Company, Sunshine and HSBC Bank USA (formerly Marine Midland Bank).

(iv)                    Exhibit T3D:  Not applicable.

(v) Exhibit T3E: Notice of Special Meeting of the Holders of the Outstanding Notes.

(vi)                    Exhibit T3F: Section 2.8 of the First Supplement to the
                        Trust Deed.




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